EXHIBIT 99.1

Student Transportation Completes Two Acquisitions

Adds to Regional Density, Creates Synergies in Pennsylvania & New Jersey

WALL, N.J., Sept. 17, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest and most progressive provider of school bus transportation services, today announced it has recently closed on the acquisition of two school bus companies that add to the regional density of its operations in Pennsylvania and New Jersey. Combined annual revenues for the two companies total just under $10 million and will add 170 vehicles to STI's current fleet.

"Both of these companies are long time, well-respected fixtures in their communities and have provided many years of safe reliable service," said Chief Operating Officer Patrick Vaughan. "While we have kept a low profile on acquisitions during fiscal 2013 these are both smaller deals that create value and are immediately accretive. We were able to get a new negotiated five-year contract with the major customer in the Pennsylvania acquisition and we have an existing facility nearby which makes this a great opportunity for expansion. The New Jersey acquisition fits in well with several of our current operations so operating synergies will be a bonus there as well."

Both acquisitions closed in the first quarter of the new 2014 fiscal year, which began July 1, 2013 and were funded through STI's existing credit facility.

"These are very good additions to our family of companies. They have great drivers, mechanics and staffs, and we wanted to get both done before the start of school despite being busy with normal back to school start-ups," said Vaughan. "We continue to be extremely selective in our approach to growth."

The company will hold a conference call and live audio webcast on Tuesday, September 17, 2013 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal year 2013 ended June 30, 2013. The call can be accessed by dialing 1-877-561-2750. The live audio webcast will be available at www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,600 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com

         MEDIA CONTACT:
         Lynette Viviani
         973-534-1004
         lviviani@ridesta.com